FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2011

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant's name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes   No   X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited's report for the conformed second quarter results ended March 2011, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.

FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Sappi Limited (the "Company") is providing the following autionary statement. Except for historical information contained herein, statements contained in his Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate ", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

- the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

- the impact on the business of the global economic downturn;

- unanticipated production disruptions (including as a result of planned or unexpected power outages);

- changes in environmental, tax and other laws and regulations;

- adverse changes in the markets for our products;

- consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

- adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

- the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

- currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.



sappi

Inspired by life

2nd Quarter results

for the period ended March 2011

Form S-8 Version

2nd Quarter Results

sappi

2nd Quarter Results

Inspired by life

Sales by product group*



☐	Coated fine paper	63%
☐	Uncoated fine paper	8%
☐	Coated specialities	7%
☐	Commodity paper	7%
☐	Pulp	14%
☐	Other	1%

Sales by source*



☐	North America	20%
☐	Europe	55%
☐	Southern Africa	25%

Sales by destination*



☐	North America	22%
☐	Europe	48%
☐	Southern Africa	13%
☐	Asia and other	17%

for the period ended March 2011

Financial summary for the quarter

- EPS loss 14 US cents; Q2 2010 loss per share 6 US cents

- Operating loss US$1 million; Q2 2010 US$28 million profit

- Operating profit excluding special items US$127 million;
  Q2 2010 US$54 million

- Special items US$128 million charge including envisaged closure cost of
  Biberist Mill

- Good demand for the majority of our products

- Input costs continue to increase

	Quarter ended			Half-year ended	
	Mar 2011	Mar 2010	Dec 2010	**Mar 2011**	Mar 2010
Key figures: (US$ million)					
Sales	**1,824**	1,576	1,873	**3,697**	3,196
Operating (loss) profit	**(1)**	28	121	**120**	29
Special items – losses [1]	**128**	26	16	**144**	106
Operating profit excluding special items [2]	**127**	54	137	**264**	135
Basic (loss) earnings per share (US cents)	**(14)**	(6)	7	**(7)**	(16)
Key ratios: (%)					
Operating (loss) profit to sales	**(0.1)**	1.8	6.5	**3.3**	0.9
Operating profit excluding special items to sales	**7.0**	3.4	7.3	**7.1**	4.2

[1] Refer to note 8 to the group results for details on special items.
[2] Refer to note 8 to the group results for the reconciliation of operating profit excluding special items to segment operating (loss) profit.

Commentary on the quarter

Operating profit excluding special items for the quarter more than doubled compared to a year earlier and on a per week basis was at the same level as our first financial quarter ended December 2010. The operating performance of each of our regional businesses improved when compared to a year earlier.

Sales for the quarter increased to US$1.8 billion, up 16% compared to the equivalent quarter last year. The increase was a result of sales volume increases in our European and North American businesses and improved prices in each of the 3 regional businesses, with a further positive effect of currency translation of the Euro and Rand to the US Dollar.

Input cost increases affected the performance of each of our businesses. In particular, our European business, which purchases more than half of its pulp requirements, was affected by high pulp prices together with prices for wood, latex and energy. The North American and Southern African businesses are net sellers of pulp and therefore benefitted from high pulp prices.

Special items for the quarter were a charge of US$128 million arising mainly as a result of costs associated with the envisaged closure of Biberist Mill. The Biberist charges comprise restructuring costs of US$59 million and non-cash asset impairment costs of US$59 million. In the event that Biberist Mill is closed, we will transfer production to, and will service our customers from our other mills. We estimate the benefits of such a closure to exceed US$50 million per annum.

Operating profit excluding special items was US$127 million in the quarter compared to US$54 million in the equivalent quarter last year. Including special items, the result for the quarter was an operating loss of US$1 million compared to an operating profit of US$28 million a year ago.

Net finance costs for the quarter were US$68 million, which includes a net charge of US$5 million in connection with the repurchase of US$150 million of bonds.

Earnings per share for the quarter was a loss of 14 US cents (which included a charge of 23 US cents of special items) compared to a loss of 6 US cents in the equivalent quarter last year (which included a charge of 3 US cents of special items).

Cash flow and debt

Cash generated from operations was US$222 million for the quarter and net cash generated from operating and investing activities was US$100 million.

Capital expenditure for the quarter was US$47 million.

During the quarter we tendered for and repurchased US$150 million of our 6.75% bonds maturing in 2012. At quarter end we had cash on hand of US$567 million.

After the end of the quarter, we have refinanced a significant portion of our debt in order to extend the maturities and reduce our finance costs. We have raised approximately US$705 million of new bonds comprising €250 million (US$350 million) notes due 2018 and US$350 million notes due 2021, each bearing interest at a rate of 6.625% per annum. The proceeds (plus additional cash) will be used shortly to redeem the US$350 million remaining outstanding obligation of our 6.75% notes maturing in 2012 and repay the €320 million (US$450 million) balance of our OeKB term loan. In addition, we have increased our €209 million (US$300 million) revolving credit facility to €350 million (US$500 million) and extended the maturity to 2016; this facility remains undrawn.

Operating Review for the Quarter

Sappi Fine Paper

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	% change	Quarter ended Dec 2010 US$ million
Sales	**1,389**	1,208	15	1,409
Operating (loss) profit	**(42)**	50	–	57
Operating (loss) profit to sales (%)	**(3.0)**	4.1	–	4.0
Special items – losses (gains)	**113**	(7)	–	–
Operating profit excluding special items	**71**	43	65	57
Operating profit excluding special items to sales (%)	**5.1**	3.6	–	4.0

The fine paper business continued its improving trend, with operating profit excluding special items increasing 65% compared to the equivalent quarter last year and 25% compared to the quarter ended December 2010.

Europe

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	% change (US$)	% change (Euro)	Quarter ended Dec 2010 US$ million
Sales	1,017	866	17	19	1,027
Operating (loss) profit	(83)	9	–	–	34
Operating (loss) profit to sales (%)	(8.2)	1.0	–	–	3.3
Special items – losses (gains)	114	(5)	–	–	–
Operating profit excluding special items	31	4	675	667	34
Operating profit excluding special items to sales (%)	3.0	0.5	–	–	3.3

The European business achieved a 19% increase in sales in Euro terms compared to the equivalent quarter last year as a result of improved sales volumes and prices.

During the quarter a price increase was implemented for coated mechanical paper in the European market. Average prices achieved for coated woodfree paper in Euro terms were marginally lower during the quarter than in the quarter ended December 2010, mainly as a result of export prices which, although higher in US Dollar terms, were lower in Euros as a result of the stronger Euro/US Dollar exchange rate. Raw material input costs including wood, chemical and energy costs have increased significantly compared to a year ago, as have purchased pulp costs. Although our sales prices have improved compared to a year ago, further increases will be required to fully offset the effect of input cost increases.

During the quarter we announced that we envisaged closing Biberist Mill in Switzerland, which could result in annual benefits in excess of US$50 million. We are currently consulting with the representatives of our employees at Biberist Mill about the options for the mill. In addition, we have identified further actions across our business, which will result in fixed and variable cost savings of over US$50 million per annum once fully implemented.

The European business had continued strong cash generation.

North America

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	% change	Quarter ended Dec 2010 US$ million
Sales	372	342	9	382
Operating profit	41	41	–	23
Operating profit to sales (%)	11.0	12.0	–	6.0
Special items – (gains)	(1)	(2)	–	–
Operating profit excluding special items	40	39	3	23
Operating profit excluding special items to sales (%)	10.8	11.4	–	6.0

The North American business increased sales by 9% compared to a year ago as a result of increased sales volume and higher prices.

While the coated paper industry experienced seasonally softer demand during the quarter, our coated paper business remained strong with good operating rates and improved prices. Our pulp business performed well with good production and sales volumes. Our speciality business continued its strong performance with good demand in its major markets. Input costs were substantially higher than the equivalent quarter last year.

Sappi Southern Africa

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	% change (US$)	% change (Rand)	Quarter ended Dec 2010 US$ million
Sales	435	368	18	9	464
Operating profit (loss)	39	(4)	–	–	66
Operating profit (loss) to sales (%)	9.0	(1.1)	–	–	14.2
Special items – losses	14	16	(13)	(19)	13
Operating profit excluding special items	53	12	342	309	79
Operating profit excluding special items to sales (%)	12.2	3.3	–	–	17.0

The chemical cellulose business achieved improved sales volumes and prices during the quarter compared to a year ago, but sales volumes were below the first financial quarter ended December 2010 as a result of the shorter quarter and the timing of shipments. Demand for chemical cellulose is strong as a result of demand for viscose fibre, particularly in Asia.

The Sappi Limited board has approved the expansion of the Ngodwana mill in South Africa. The expanded mill will produce kraft linerboard, newsprint as well as 210,000 tons of chemical cellulose. We expect chemical cellulose production to commence in early 2013.

Our paper and packaging business continued to make a positive contribution to the region's results. Market conditions, however, remain tough with the strength of the Rand relative to the US Dollar contributing to competition from lower priced imports.

Outlook

We expect business conditions in our major markets to remain favourable; however, input costs are increasing as the global economic recovery gathers momentum. We also expect to start realising the benefits of our European profit improvement measures in the fourth financial quarter. We therefore expect the improved trend in the group's underlying operating performance to continue through the remainder of the financial year.

We expect positive cash generation for the rest of our financial year.

Our third financial quarter, is generally a seasonally weaker quarter. The quarter will also be impacted by planned annual maintenance shuts at a number of our major pulp mills, which will result in a substantial increase in maintenance costs and lost contribution from reduced output. We expect our results excluding special items for the third financial quarter to be in line with the equivalent quarter last year.

On behalf of the board

R J Boëttger
Director

M R Thompson
Director   09 May 2011

sappi limited

(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284
NYSE Code: SPP

Condensed group income statement

	Note	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
Sales		1,824	1,576	3,697	3,196
Cost of sales		1,596	1,443	3,233	2,974
Gross profit		228	133	464	222
Selling, general and administrative expenses		109	114	221	221
Other operating expenses (income)		122	(4)	127	(20)
Share of profit from associates and joint ventures		(2)	(5)	(4)	(8)
Operating (loss) profit	2	(1)	28	120	29
Net finance costs		68	62	139	135
Net interest		77	79	155	158
Net foreign exchange gains		(3)	(6)	(7)	(9)
Net fair value gains on financial instruments		(6)	(11)	(9)	(14)
Loss before taxation		(69)	(34)	(19)	(106)
Taxation		5	(3)	18	(24)
Current		2	(1)	4	3
Deferred		3	(2)	14	(27)
Loss for the period		(74)	(31)	(37)	(82)
Basic loss per share (US cents)		(14)	(6)	(7)	(16)
Weighted average number of shares in issue (millions)		519.7	515.5	519.6	515.6
Diluted basic loss per share (US cents)		(14)	(6)	(7)	(16)
Weighted average number of shares on fully diluted basis (millions)		519.7	515.5	519.6	515.6

Group statement of comprehensive income

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
Loss for the period	(74)	(31)	(37)	(82)
Other comprehensive income (loss), net of tax	5	–	83	(24)
Exchange differences on translation of foreign operations	(13)	(1)	69	(26)
Movements in hedging reserves	18	1	15	2
Deferred tax effects on above	–	–	(1)	–
Total comprehensive (loss) income for the period	(69)	(31)	46	(106)

Condensed group balance sheet

	Mar 2011 US$ million	Sept 2010 US$ million
ASSETS		
Non-current assets	**4,615**	4,653
Property, plant and equipment	3,612	3,660
Plantations	701	687
Deferred taxation	57	53
Other non-current assets	245	253
Current assets	**2,448**	2,531
Inventories	937	836
Trade and other receivables	944	903
Cash and cash equivalents	567	792
Total assets	**7,063**	7,184
EQUITY AND LIABILITIES		
Shareholders' equity		
Ordinary shareholders' interest	1,951	1,896
Non-current liabilities	**2,983**	3,249
Interest-bearing borrowings	2,009	2,317
Deferred taxation	421	386
Other non-current liabilities	553	546
Current liabilities	**2,129**	2,039
Interest-bearing borrowings	928	691
Bank overdraft	–	5
Other current liabilities	1,166	1,307
Taxation payable	35	36
Total equity and liabilities	**7,063**	7,184
Number of shares in issue at balance sheet date (millions)	519.6	519.5

Condensed group statement of cash flows

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
Loss for the period	(74)	(31)	(37)	(82)
Adjustment for:				
Depreciation, fellings and amortisation	122	117	253	249
Taxation	5	(3)	18	(24)
Net finance costs	68	62	139	135
Post-employment benefits	(19)	(20)	(33)	(33)
Plantation fair value adjustment	(13)	(3)	(23)	73
Asset impairments (impairment reversals)	69	(5)	69	(13)
Restructuring provisions raised	63	3	66	41
Other non-cash items	1	2	15	21
Cash generated from operations	222	122	467	367
Movement in working capital	17	68	(318)	(102)
Net finance costs	(91)	(29)	(154)	(93)
Taxation paid	(12)	–	(14)	(4)
Cash retained from (utilised in) operating activities	136	161	(19)	168
Cash utilised in investing activities	(36)	(52)	(77)	(89)
	100	109	(96)	79
Cash effects of financing activities	(159)	(122)	(174)	(65)
Net movement in cash and cash equivalents	(59)	(13)	(270)	14

Condensed group statement of changes in equity

	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
Balance – beginning of period	1,896	1,794
Total comprehensive income (loss) for the period	46	(106)
Costs directly attributable to the rights offer	–	(5)
Transfers from (to) the share purchase trust	1	(6)
Share-based payment reserve	8	6
Balance – end of period	1,951	1,683

Notes to the condensed group results

1. **Basis of preparation**

   The condensed financial information has been prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, the AC 500 standards issued by the Accounting Practices Board and the information required by IAS 34 "Interim Financial Reporting". They are based on appropriate accounting policies which have been consistently applied with those applied in the financial statements for the year ended September 2010 and which are supported by reasonable and prudent judgements, including those involving estimations.

   The results are unaudited.

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
2. **Operating (loss) profit**				
Included in operating (loss) profit are the following non-cash items:				
Depreciation and amortisation	101	102	210	214
Fair value adjustment on plantations (included in cost of sales)				
Changes in volume				
Fellings	21	15	43	35
Growth	(16)	(14)	(37)	(33)
	5	1	6	2
Plantation price fair value adjustment	3	11	14	106
	8	12	20	108
Included in other operating expenses (income) are the following:				
Asset impairments (impairment reversals)	69	(5)	69	(13)
(Profit) loss on disposal of property, plant and equipment	–	(1)	–	1
Profit on disposal of investment	–	(1)	–	(1)
Restructuring provisions raised	63	3	66	41
Black Economic Empowerment charge	1	–	2	–
Fuel tax credit	–	(2)	–	(51)

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
3. Capital expenditure				
Property, plant and equipment	**47**	41	**92**	78

	Mar 2011 US$ million	Sept 2010 US$ million
4. Capital commitments		
Contracted	**90**	62
Approved but not contracted	**187**	109
	277	171
5. Contingent liabilities		
Guarantees and suretyships	**48**	48
Other contingent liabilities	**8**	8
	56	56

6. Material balance sheet movements compared to September 2010

Cash and cash equivalents and other current liabilities

The decrease in cash and cash equivalents and in other current liabilities is largely due to the timing of creditor payments as a result of the calendar month-end falling before the fiscal month-end when creditor payments fell due and the repayment of US$150 million principal amount of the outstanding US$500 million 6.75% Guaranteed Notes due June 2012.

Interest-bearing borrowings

The decrease in other non-current and increase in current interest-bearing borrowings is due to the transfer to current interest-bearing borrowings of loans falling due in the next twelve months.

7. Post balance sheet events

On 05 April 2011, Sappi issued approximately US$705 million Senior Secured Notes split into a ten-year US$350 million tranche and a 7-year €250 million tranche. Both tranches were issued at par and bear interest at a rate of 6.625% per annum. The net proceeds of the Notes are being used to redeem the remaining outstanding US$350 million of our 6.75% Guaranteed Notes due June 2012 and to repay €200 million of the outstanding borrowings of €320 million under our OeKB Term Loan Facility. At the same time, our existing undrawn revolving credit facility maturing 2012 was increased from a €209 million to a €350 million facility and extended to 2016. Furthermore, notice was given to repay the remaining €120 million OeKB Term Loan balance on 26 May 2011 from cash resources.

8. Segment information

		Quarter ended Mar 2011 Metric tons (000's)	Quarter ended Mar 2010 Metric tons (000's)	Half-year ended Mar 2011 Metric tons (000's)	Half-year ended Mar 2010 Metric tons (000's)
Sales volume					
Fine Paper –	North America	**349**	345	**713**	667
	Europe	**982**	919	**1,994**	1,863
	Total	**1,331**	1,264	**2,707**	2,530
Southern Africa –	Pulp and paper	**414**	425	**866**	875
	Forestry	**242**	244	**436**	412
Total		**1,987**	1,933	**4,009**	3,817

		Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
Sales					
Fine Paper –	North America	372	342	754	662
	Europe	1,017	866	2,044	1,802
	Total	1,389	1,208	2,798	2,464
Southern Africa –	Pulp and paper	414	351	861	701
	Forestry	21	17	38	31
Total		1,824	1,576	3,697	3,196
Operating profit (loss) excluding special items					
Fine Paper –	North America	40	39	63	58
	Europe	31	4	65	29
	Total	71	43	128	87
Southern Africa		53	12	132	41
Unallocated and eliminations [1]		3	(1)	4	7
Total		127	54	264	135
Special items – losses (gains)					
Fine Paper –	North America	(1)	(2)	(1)	(50)
	Europe	114	(5)	114	8
	Total	113	(7)	113	(42)
Southern Africa		14	16	27	131
Unallocated and eliminations [1]		1	17	4	17
Total		128	26	144	106
Segment operating (loss) profit					
Fine Paper –	North America	41	41	64	108
	Europe	(83)	9	(49)	21
	Total	(42)	50	15	129
Southern Africa		39	(4)	105	(90)
Unallocated and eliminations [1]		2	(18)	–	(10)
Total		(1)	28	120	29
EBITDA excluding special items					
Fine Paper –	North America	58	56	100	98
	Europe	86	64	181	152
	Total	144	120	281	250
Southern Africa		81	37	189	92
Unallocated and eliminations [1]		3	(1)	4	7
Total		228	156	474	349
Segment assets					
Fine Paper –	North America	956	966	956	966
	Europe	2,120	2,126	2,120	2,126
	Total	3,076	3,092	3,076	3,092
Southern Africa		2,092	1,777	2,092	1,777
Unallocated and eliminations [1]		70	32	70	32
Total		5,238	4,901	5,238	4,901

[1] Includes the group's treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Reconciliation of operating profit excluding special items to segment operating (loss) profit [1]

Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
Operating profit excluding special items	127	54	264	135
Special items	(128)	(26)	(144)	(106)
Plantation price fair value adjustment	(3)	(11)	(14)	(106)
Restructuring provisions raised	(63)	(3)	(66)	(41)
Profit (loss) on disposal of property, plant and equipment	–	1	–	(1)
Profit on disposal of investment	–	1	–	1
Asset (impairments) impairment reversals	(69)	5	(69)	13
Fuel tax credit	–	2	–	51
Black Economic Empowerment charge	(1)	–	(2)	–
Insurance recoveries	11	–	11	–
Fire, flood, storm and related events	(3)	(21)	(4)	(23)
Segment operating (loss) profit	(1)	28	120	29

[1] In compliance with the U.S. Securities Exchange Commission ("SEC") rules relating to "Conditions for Use of Non-GAAP Financial Measures", we have reconciled operating profit (loss) excluding special items to operating profit. Operating profit (loss) excluding special items represents operating profit before special items. Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit of loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment or plantations and alternative fuel mixture tax credits receivable in cash. We use operating profit (loss) excluding special items as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit (loss) excluding special items is a measure used by the Group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit (loss) excluding special items is a useful measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit (loss) excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit (loss) excluding special items differently, so making comparisons among companies on this basis should be done very carefully. Operating profit (loss) excluding special items is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

Reconciliation of EBITDA excluding special items and operating profit excluding special items to loss before taxation

EBITDA excluding special items	228	156	474	349
Depreciation and amortisation	(101)	(102)	(210)	(214)
Operating profit excluding special items	127	54	264	135
Special items – losses	(128)	(26)	(144)	(106)
Net finance costs	(68)	(62)	(139)	(135)
Loss before taxation	(69)	(34)	(19)	(106)

Reconciliation of segment assets to total assets

Segment assets	5,238	4,901	5,238	4,901
Deferred tax	57	52	57	52
Cash and cash equivalents	567	724	567	724
Other current liabilities	1,166	1,057	1,166	1,057
Taxation payable	35	50	35	50
Liabilities associated with assets held for sale	–	18	–	18
Total assets	7,063	6,802	7,063	6,802

Supplemental information

	Quarter ended Mar 2011 US$ million	Quarter ended Mar 2010 US$ million	Half-year ended Mar 2011 US$ million	Half-year ended Mar 2010 US$ million
1. Headline (loss) earnings per share [(1)]				
Headline (loss) earnings per share (US cents)	**(2)**	(7)	**5**	(18)
Weighted average number of shares in issue (millions)	**519.7**	515.5	**519.6**	515.6
Diluted headline (loss) earnings per share (US cents)	**(2)**	(7)	**5**	(18)
Weighted average number of shares on fully diluted basis (millions)	**519.7**	515.5	**519.6**	515.6
Calculation of headline (loss) earnings [(1)]				
Loss for the period	**(74)**	(31)	**(37)**	(82)
Asset impairments (impairment reversals)	**69**	(5)	**69**	(13)
(Profit) loss on disposal of property, plant and equipment	**–**	(1)	**–**	1
Profit on disposal of investment	**–**	(1)	**–**	(1)
Tax effect of above items	**(5)**	–	**(5)**	–
Headline (loss) earnings	**(10)**	(38)	**27**	(95)

[(1)] *Headline earnings disclosure is required by the JSE Limited.*

2. Exchange rates

	Mar 2011	Dec 2010	Sept 2010	Jun 2010	Mar 2010
Exchange rates:					
Period end rate: US$1 = ZAR	**6.6978**	6.6190	7.0190	7.6250	7.4298
Average rate for the Quarter: US$1 = ZAR	**6.9963**	6.9464	7.3517	7.5821	7.5597
Average rate for the YTD: US$1 = ZAR	**6.9476**	6.9464	7.4917	7.5610	7.5302
Period end rate: €1 = US$	**1.4231**	1.3380	1.3491	1.2377	1.3413
Average rate for the Quarter: €1 = US$	**1.3702**	1.3516	1.2871	1.2937	1.3891
Average rate for the YTD: €1 = US$	**1.3645**	1.3516	1.3658	1.3845	1.4302

The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Sappi ordinary shares* (JSE: SAP)



US Dollar share price conversion*



* Historic share prices revised to reflect rights offer

Other interested parties can obtain printed copies of this report from:

South Africa:

Computershare Investor
Services (Proprietary) Limited
70 Marshall Street
Johannesburg 2001
PO Box 61051
Marshalltown 2107
Tel +27 (0)11 370 5000

United States:

ADR Depositary:

The Bank of New York Mellon
Investor Relations
PO Box 11258
Church Street Station
New York, NY 10286-1258
Tel +1 610 382 7836

Sappi has a primary listing on the JSE Limited and a secondary listing on
the New York Stock Exchange

www.sappi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2011

SAPPI LIMITED,

By: /s/M. R. Thompson
Name: M. R. Thompson
Title: Chief Financial Officer